17008545

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2017
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Rhone Group Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
630 Fifth Avenue
(No. and street)

New York	**NY**	**10111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vito Badalamenti **(212) 218-6793**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RHONE GROUP ADVISORS LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

AFFIRMATION

I, Allison Steiner, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Rhone Group Advisors L.L.C. (the "Company") as of December 31, 2016, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Allison Steiner,
Chief Compliance Officer

Subscribed to before me this
27th the date of Feb. 2017

Notary Public

RICARDO C. SALMON
Notary Public - State of New York
No. 01SA6113075
Qualified in Kings County
My Commission Expires 7-19-2020

Rhône Group Advisors L.L.C.

Statement of Financial Condition

As of December 31, 2016

Contents

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

Deloitte.

INDEPENDENT AUDITORS' REPORT

To Rhône Group Advisors L.L.C.

We have audited the accompanying statement of financial condition of Rhône Group Advisors L.L.C. (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Rhone Group Advisors L.L.C. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 27, 2017

Rhône Group Advisors L.L.C.

Statement of Financial Condition

As of December 31, 2016

Assets		
Cash and cash equivalents	$	305,528
Prepaid expenses		18,597
Total assets	$	324,125
Liabilities		
Accounts payable and accrued expenses	$	37,090
Total liabilities		37,090
Member's equity		287,035
Total liabilities and member's equity	$	324,125

See accompanying notes to this Statement of Financial Condition.

Rhône Group Advisors L.L.C.

Notes to Statement of Financial Condition

December 31, 2016

1. Organization and Business

Rhône Group Advisors L.L.C. (the "Company"), a Delaware limited liability company, is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed by Rhône Group L.L.C. ("Group" or "Parent") on August 11, 2000, and is a wholly-owned subsidiary of Group. The Company subsequently received its membership with National Association of Securities Dealers on February 21, 2001 for the purpose of acting as a broker-dealer in selling financial advisory services, limited partnerships in primary distributions and private placement of securities. The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph k(2)(i) of that rule.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in United States of America ("GAAP"). The following is a summary of the significant accounting and reporting policies used in preparing the financial statement.

Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board (the "FASB") issued ASU 2014-09, *Revenue from Contracts with Customers*, which establishes a single revenue recognition model for all entities, regardless of industry. The guidance requires a company to recognize revenue when it transfers promised services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those services and requires enhanced disclosures. The guidance also changes the accounting for certain contract costs, including whether they may be offset against revenue in the consolidated statement of income. This new guidance was to be effective for annual and interim periods beginning after December 15, 2016. On July 9, 2015, the FASB approved the deferral of the effective date of the new revenue guidance by one year to annual reporting periods beginning after December 15, 2017, with early adoption being permitted for annual periods beginning after December 15, 2016. The guidance may be adopted using a full retrospective approach or a modified cumulative approach. During 2016, the FASB issued additional clarifications for certain aspects of the new revenue recognition guidance. The Company is currently evaluating the new guidance.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all demand deposits with banks with original maturities of up to three months to be cash and cash equivalents. The cash equivalents are invested in a money market fund. The money market fund is valued using the published net asset value ("NAV"), which is redeemable daily.

Prepaid Expenses

Prepaid expenses primarily consists of regulatory registration fees. Such expenses are amortized over a fixed period of time as the benefit is received.

Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Fair Value Measurements

The Company follows Fair Value Measurements and Disclosures Topic 820 of the FASB Codification ("ASC 820"). Under ASC 820, the Company is required to characterize its financial assets as Level I, Level II or Level III based upon the various inputs or methodologies used to value the financial assets. The three-tier hierarchy of inputs is summarized in the three broad levels listed below:

- Level I – Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.
- Level II – Observable inputs, other than quoted prices included in Level I, for the assets or liability or prices for similar assets and liabilities.
- Level III – Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk).

Substantially all of the financial assets and liabilities such as cash and cash equivalents, are recorded at fair value or carrying amounts that approximate fair value as a result of the short term to maturity of the instruments.

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents include investments in highly liquid securities such as money market funds. At December 31, 2016, cash and cash equivalents includes $28,796 in a non-interest bearing account and an investment in a JP Morgan Treasury Plus Money Market Fund totaling $276,732, which was measured using a Level I input. Total cash and cash equivalents at December 31, 2016, are $305,528.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments as of December 31, 2016 that are not measured at fair value in the Company's consolidated statement of financial condition.

	Fair Value Measurements				
	Total Fair Value	Carry Value	Level I	Level II	Level III
Cash Equivalents	$ 276,732	$ 276,732	$ 276,732	-	-

Transfers of investments between different levels of the fair value hierarchy are recorded as of the end of the reporting period. During the year ended December 31, 2016, there were no transfers of investments between the different levels of the fair value hierarchy.

3. Income Taxes

Federal, state and local income taxes have not been provided for on the profits of the Company as members of Group are individually liable for their own tax payments.

The Company is organized as a single member limited liability company and as such is a disregarded entity for income tax purposes. No provision for federal or state and local income taxes has been made since the Parent is responsible for any income taxes associated with such income. Parent is the owner and may be liable for New York City Unincorporated Business Tax ("UBT"). Parent records any corresponding tax benefit or liability on its consolidated financial statements.

Based on its analysis, the Parent has determined that the Company does not have any uncertain tax positions that require recognition or measurement in the Company's Statement of Financial Condition.

4. Related Party Transactions

The Company entered into a service agreement with Group on December 1, 2003. Under the service agreement the Company agreed to reimburse Group for all expenses directly attributable to the Company, and an allocable portion of expenses paid by Group for which the Company had indirectly derived benefit. On August 1, 2011, the service agreement was amended, and Group elected to forego the expense reimbursement payments due in the future and instead will make capital contributions to the Company equal to the allocable expenses from Parent. Such contributions are made to Company through the settlement of the intercompany accounts associated with the expenses allocated to the Company. In addition to such contributions, the Parent contributed $200,000 of capital to Company during the year ended December 31, 2016.

The service agreement may be terminated by either party upon five business days prior written notice to the other party.

5. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, which shall be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2016, the Company had net capital of $262,903 which was $162,903 in excess of its minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was .14 to 1.

6. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company through the date of this report and has determined that there were no subsequent events requiring recognition or disclosure in the financial statement.

Rhône Group Advisors L.L.C.
(A Wholly-owned Subsidiary of Rhône Group L.L.C.)
(SEC I.D. No. 8-53003)

STATEMENT OF FINANICAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed in accordance with Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Rhône Group Advisors L.L.C.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Rhône Group Advisors L.L.C. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte + Touche LLP

February 27, 2017

Rhône Group Advisors L.L.C.

A Report Describing the Broker Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report")

January 1, 2016 to December 31, 2016

Rhône Group Advisors L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) from January 1, 2016 to December 31, 2016 without exception.

Rhône Group Advisors L.L.C.

I, Allison Steiner, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Chief Compliance Officer

February 27, 2017